

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 16, 2013

John H. Grady
American Real Estate Income Fund
405 Park Avenue
New York, NY 10022

     Re: American Real Estate Income Fund, et al., File No. 812-14067

Dear Mr. Grady:

     By Form APP-WD filed with the Securities and Exchange Commission on May 15, 2013, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

        Sincerely,

        /s/ David P. Bartels

        David P. Bartels
        Branch Chief
        Exemptive Applications Office

cc: Dalia Osman Blass, Assistant Director
       Gregory T. Merz, Proskauer Rose LLP